UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 12, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Prima BioMed Ltd.

File No. - CF# 26252

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Prima BioMed Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 13, 2012.

Based on representations by Prima BioMed Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.4	through January 25, 2016
Exhibit 4.5	through January 25, 2016
Exhibit 4.6	through January 25, 2016
Exhibit 4.7	through January 25, 2016
Exhibit 4.8	through January 25, 2016
Exhibit 4.9	through January 25, 2014
Exhibit 4.10	through January 25, 2014
Exhibit 4.11	through January 25, 2014
Exhibit 4.19	through August 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Branch Chief